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                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-37890

                                   PROSPECTUS

                                 745,213 Shares

                              INFOCURE CORPORATION

                                  Common Stock

     We are a leading national provider of healthcare practice management software products and services to targeted healthcare practice specialties. These shares of common stock are being offered by the selling stockholders identified in this prospectus. We issued, or will issue, the shares to the selling stockholders in connection with acquisitions of companies previously owned by the selling stockholders.

     The selling stockholders may offer their shares of common stock through public or private transactions, in the over-the-counter markets, on any exchanges on which our common stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The shares may be sold directly or through agents or broker-dealers acting as principal or agent, or in block trades or through one or more underwriters on a firm commitment or best efforts basis. The selling stockholders may engage underwriters, brokers, dealers or agents, who may receive commissions or discounts from the selling stockholders. We will pay substantially all of the expenses incident to the registration of the shares, except for sales commissions and other seller's compensation applicable to sales of the shares.

     The selling stockholders and any underwriters, agents or broker-dealers that participate with the selling stockholders in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commissions received by them and any profit on the resale of the common stock may be deemed to be underwriting commissions or discounts under the Securities Act.

     Our common stock is traded on The Nasdaq Stock Market under the symbol "INCX." The closing price of our common stock on June 20, 2000, was $6.88 per share.

     INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF THESE RISKS.
                             ---------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------
                 The date of this prospectus is June 21, 2000.
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                               TABLE OF CONTENTS

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InfoCure....................................................    1
Risk Factors................................................    3
Use of Proceeds.............................................   10
Selling Stockholders........................................   10
Plan of Distribution........................................   13
Legal Matters...............................................   14
Experts.....................................................   15
Where You Can Find More Information.........................   15
Incorporation of Certain Documents by Reference.............   15
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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF INFOCURE SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
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                                    INFOCURE

     We are a leading national provider of healthcare practice management software products and services to targeted healthcare practice specialties. Our systems are used primarily by small to mid-size medical practices within the following practice areas:

     - anesthesiology,

     - dental,

     - dermatology and plastic surgery,

     - emergency medicine,

     - general medical,

     - oral and maxillofacial surgery,

     - ophthalmology,

     - orthodontics,

     - pathology,

     - pediatrics,

     - podiatry, and

     - radiology.

     Our systems include software and related hardware, ongoing training and support and electronic data interchange, or "EDI" services. These systems are designed to increase the quality and reduce the cost of providing care by allowing physicians to manage their practices more efficiently and reduce the administrative burdens created by an increasingly complex healthcare environment.

     We are currently reorganizing our business to facilitate changes in our pricing of practice management software products, our delivery of these products to customers and the scope of our product offerings. As part of the reorganization, we restructured our business into a medical division, which we have named VitalWorks, and a dental division, which we have named PracticeWorks. We also intend to develop new practice management software applications that can be delivered through the application services provider, or "ASP," delivery model. In the ASP delivery model, we would remotely host applications from an offsite central server which physicians would access over dedicated lines, virtual private networks or the Internet. We also intend to offer our new practice management applications through installations directly in physicians' offices as "practice-hosted" systems. Additionally, we intend to offer Internet solutions that will allow our customers to utilize the Internet to enhance office workflow and conduct business-to-business e-commerce. We are continuing to develop our Internet solutions and to establish strategic relationships to facilitate these product offerings.

     We intend for VitalWorks to focus on the development of ASP-delivered products and Internet solutions that are tailored to the needs of the medical division's customers and for PracticeWorks to focus on the development of ASP-delivered products and Internet solutions for the dental division's customers. We intend for both VitalWorks and

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PracticeWorks to seek new customers and to offer existing customers an opportunity to upgrade to their new ASP-delivered products.

     In connection with our strategy to develop ASP-delivered products, we plan to convert to subscription-based pricing for substantially all of our products and services. Under this subscription pricing model, customers will pay a fixed, monthly fee for use of our practice management applications and Internet solutions and the computer hardware necessary to utilize those applications and solutions. This represents a change in our historical pricing model in which customers were charged an initial licensing fee for use of practice management products and continuing maintenance, support and EDI transaction fees. We intend to begin offering substantially all of our products and services on the subscription pricing model in the second quarter of 2000. We will initially continue to derive substantially all of our revenue from hardware and software maintenance and support fees and EDI transaction fees that will be paid by our existing customers. As a result of the transition to subscription pricing model, we expect to see a decline in one-time revenue from software license fees and hardware sales, replaced over time by monthly subscription fees. In addition, we expect revenue from maintenance, support and EDI transaction fees from existing customers to decline and be replaced by subscription fees as existing customers convert to the subscription pricing model. We expect the percentage of our revenue that is recurring in nature to increase substantially as a result of the change to a subscription pricing model.

     This reorganization of InfoCure, the change in our product strategy to develop and offer ASP-delivered products and Internet solutions and the transition to a subscription pricing model involves certain risks and assumptions. We cannot assure you that we will successfully implement these changes in our organization, product strategy or pricing model or that the changes will not have a material adverse effect on our business, financial condition or results of operations. See "Risk Factors" beginning on page 3.

     Our principal offices are located at 1765 The Exchange, Suite 500, Atlanta, Georgia 30339, and our telephone number is (770) 221-9990.

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                                  RISK FACTORS

     This prospectus contains certain forward-looking statements and information relating to InfoCure that are based on the beliefs of management as well as assumptions made by and information currently available to management. When used in this prospectus, the words "anticipate", "believe", "estimate", "expect", "intend", "plan", or any similar expressions, as they relate to InfoCure or our management, or the management of any of our businesses, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned. We do not intend to update these forward-looking statements. The following risk factors set forth some of the factors that could cause our actual results to differ materially from the expected results described in our forward-looking statements.

WE HAVE RECENTLY INCURRED LOSSES AND EXPECT TO CONTINUE TO INCUR LOSSES FOR THE FORESEEABLE FUTURE.

     We had net losses of $11.2 million for the three months ended March 31, 2000. We expect the transition to a subscription pricing model to continue to adversely impact our cash flow until revenue from subscription fees replaces revenue from software license fees and hardware sales. We also expect to incur increased marketing and sales expenses in connection with offering our ASP products and Internet solutions. As a result, based on current estimates, we expect to continue to incur net losses for the foreseeable future.

OUR QUARTERLY OPERATING RESULTS MAY VARY AND IN THE PAST WE HAVE EXPERIENCED LOSSES.

     Our operating results may vary significantly from quarter to quarter. In addition, we have experienced historical losses. Our operating results will be influenced by such factors as:

     - our success in appropriately pricing and transitioning to the subscription pricing model;

     - the rate at which our existing customers convert and new customers subscribe to our subscription pricing model;

     - our release of our ASP-delivered product and Internet solutions and the rate of adoption of these products and services by new and existing customers;

     - the timing of and charges associated with completed acquisitions or other events;

     - changes in customer purchasing patterns;

     - competition;

     - the timing of and cost related to development our new products;

     - the length of sales cycles; and

     - the levels of advertising and promotional expenditures.

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OUR SUBSCRIPTION PRICING MODEL IS UNPROVEN AND OUR SUCCESS DEPENDS ON ACCEPTANCE
OF THIS MODEL AND OUR ABILITY TO SET OUR SUBSCRIPTION FEES AT APPROPRIATE
LEVELS.

     Potential customers may not accept our subscription pricing model. The success of our subscription pricing model depends on our ability to set subscription fees at rates that will allow us to achieve profitability. The markets for practice management applications delivered through subscription pricing are relatively new and evolving. There are relatively few similar products whose subscription fees we can evaluate in setting our fees and the providers of those products have also had to set their fees in the context of an undeveloped market. As a result, we have limited information from which to evaluate the appropriate level for our subscription fees and we may fail to set our subscription fees at levels that enable us to become profitable. In addition, we will enter into multi-year agreements with subscribers pursuant to which subscription fees or increases in fees will be locked-in typically for three to five years, limiting our ability to increase our subscription fees for those subscribers. If we fail to appropriately price our subscription fees, achieving profitability could take longer than expected or we may never achieve profitability.

OUR ASP PRODUCT STRATEGY IS UNPROVEN AND CUSTOMERS MAY NOT RESPOND FAVORABLY TO OUR NEW PRODUCTS.

     Providing software applications to physicians through the ASP delivery model is a business that has only recently begun to develop, and this concept may not achieve acceptance in the market. In order to successfully sell our ASP-delivered products, we will need to convince new and existing customers that the features of these products justify their cost, as well as the time and administrative expense required to convert to these products. If we are unsuccessful or if the market for our ASP-delivered products does not grow or grows slowly, achieving profitability could take longer than expected or we may never achieve profitability. Achieving market acceptance for these products will require substantial sales and marketing efforts and expenditure of significant funds to increase awareness and demand by our target customers. In addition, our potential customers may have made extensive investment in hardware, software and training for existing systems. As a result, they may be unwilling to adopt new systems. Further, our potential customers could perceive that our ASP-delivered products will not adequately or cost-effectively address their requirements.

THE FAILURE TO SUCCESSFULLY COMPLETE THE DEVELOPMENT OF OUR INTERNET SOLUTIONS AND ENTER INTO STRATEGIC RELATIONSHIPS COULD HARM OUR BUSINESS AND LIMIT OUR POTENTIAL GROWTH.

     Our ability to attract new customers may be dependent upon our ability to complete the development of our Internet solutions. In addition, our ability to offer some Internet solutions is contingent upon our entering into strategic relationships. If we are unsuccessful in completing the development of our Internet solutions or fail to enter into strategic relationships, the offering of these products may be delayed or these products may never become available.

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OUR ASP PRODUCT STRATEGY IS DEPENDENT UPON THE CONTINUED DEVELOPMENT OF THE
INTERNET.

     Our ability to offer ASP-delivered products that can be accessed over the Internet and our Internet solutions on a widespread basis depends on our potential customers having access to Internet connections with the necessary speed, bandwidth and data capacity. The availability of this Internet access will depend on others for the ongoing development of the Internet infrastructure, including the necessary speed, bandwidth, data capacity and security, as well as timely development of complementary products for providing reliable Internet access and service. We cannot predict whether the Internet will evolve to the point where our customers will be able to take full advantage of the services we offer. If the Internet fails to develop into an efficient medium for these transactions, our ASP product strategy will be unsuccessful.

OUR SYSTEMS MAY BE VULNERABLE TO SECURITY BREACHES AND VIRUSES.

     The success of our strategy to offer ASP-delivered products and Internet solutions depends on the confidence of our customers in our ability to securely transmit confidential information. Any failure to provide secure electronic communication services could harm our business and reputation. Our ASP-delivered products and Internet solutions will rely on encryption, authentication and other security technology licensed from third parties to achieve secure transmission of confidential information. We may not be able to stop unauthorized attempts to gain access to or disrupt the transmission of communications by our customers. Anyone who is able to circumvent our security measures could misappropriate confidential user information or interrupt our, or our customers', operations. In addition, our ASP-delivered products may be vulnerable to viruses, physical or electronic break-ins, and similar disruptions.

WE PLAN TO EXPAND RAPIDLY AND IT MAY BE DIFFICULT TO MANAGE OUR GROWTH.

     We intend to rapidly grow our business. However, we cannot be sure that we will successfully manage our growth. In order to successfully manage our growth, we must:

     - expand and enhance our administrative infrastructure;

     - improve our management, financial and information systems and controls;
       and

     - expand, train and manage our employees effectively.

     Continued growth could place a further strain on our management, operations and financial resources. There will also be additional demands on our sales, marketing and administrative resources as we increase our product offerings and expand our target markets and customers. We cannot assure you that our operating and financial control systems, administrative infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our business may be harmed.

OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL.

     We believe our success depends largely on our ability to attract and retain highly skilled technical, managerial and marketing personnel to develop our products and services.

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Individuals with the information technology skills we need to further develop our products and services are in short supply and competition for qualified personnel is particularly intense. We may not be able to hire the necessary personnel to implement our business strategy, or we may need to pay higher compensation for employees than we currently expect. There can be no assurance we will succeed in attracting and retaining the personnel we need to continue to grow and to implement our business strategy. In addition, we depend on the performance of our executive officers and other key employees. The loss of any member of our senior management team could negatively impact our ability to execute our new product strategy and subscription pricing model.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS FROM THIRD PARTY CHALLENGES, IT MAY SIGNIFICANTLY IMPAIR OUR COMPETITIVE POSITION.

     We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect the intellectual property rights related to our software applications. Our software technology is not patented and existing copyright laws offer only limited practical protection. In addition, we have not generally entered into confidentiality agreements with our employees. We cannot guarantee that the legal protections that we rely on will be adequate to prevent misappropriation of our technology. Further, these protections do not prevent independent third-party development of competitive products or services. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring use of our products is difficult, and we cannot assure you that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS AGAINST US COULD BE COSTLY TO DEFEND AND COULD DIVERT MANAGEMENT'S ATTENTION AWAY FROM OUR BUSINESS.

     As the number of software products in our target markets increases and as the functionality of these products overlaps, we may become increasingly subject to the threat of infringement claims. We cannot guarantee you that third parties will not assert infringement claims against us in the future. Any infringement claims alleged against us, even if without merit, could be time-consuming and expensive to defend. Any infringement claims may divert management's attention and resources and could also cause delays in the delivery of our applications to our customers. Settlement of any infringement claims could require us to enter into costly royalty or licensing agreements. If a claim of product infringement against us was successful and we were unable to license the infringing or similar technology, our business, financial condition and results of operations could be harmed.

WE MAY UNDERTAKE ACQUISITIONS WHICH CAN POSE RISKS TO OUR BUSINESS.

     We may undertake acquisitions if we identify companies with complementary applications, services, businesses or technologies. We may be unable to retain the acquired companies' personnel or integrate them into our company. Our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Similarly, the time and expense associated with finding suitable and compatible companies to enhance our product offering could disrupt our ongoing business and divert our management's focus.

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WE MAY FACE DIFFICULTIES INTEGRATING ACQUIRED BUSINESSES.

     Our successful integration of the businesses we have acquired is critical to our future success. Integrating the management and operations of acquired businesses is time consuming, and we cannot guarantee that we will achieve any of the anticipated synergies and other benefits expected to be realized from these acquisitions.

TECHNOLOGY SOLUTIONS MAY CHANGE FASTER THAN WE ARE ABLE TO UPDATE OUR
TECHNOLOGY.

     The healthcare software application market in which we compete is characterized by rapidly changing technology, evolving industry standards, emerging competition and the frequent introduction of new services, software and other products. Our success depends partly on our ability to:

     - develop new or enhance existing applications, software and services to meet our customers' changing needs in a timely and cost-effective way;

     - respond effectively to technological changes and new product offerings of our competitors; and

     - develop relationships with strategic partners necessary to offer our Internet solutions and ASP-delivered products.

     We cannot assure you that we will be able to accomplish any or all of these goals. Many of our competitors may develop products or technologies that are better or more attractive than ours or that may render our technology or applications obsolete. If we do not succeed in adapting our technology, our business could be harmed.

WE ARE SUBJECT TO GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES.

     Legislation currently being considered at the federal level could impact the manner in which we conduct our business. The Health Insurance Portability and Accountability Act of 1996, known as HIPAA, mandates the adoption of national standards for the transmission of certain types of medical information and the data elements used in such transmissions and to insure the integrity and confidentiality of such information. On November 3, 1999, the Secretary of Health and Human Services promulgated regulations to protect the privacy of electronically transmitted or maintained, individually identifiable health information. We believe our products will enable compliance with the proposed regulations but cannot assure you that we will be able to comply with those proposed regulations in a timely manner or at all. Moreover, until the proposed regulations become final, they could change, which could require us to expend additional resources to comply with the revised standards and we may not be able to comply with the revised standards in a timely manner or at all. If any of our products or services are subject to those regulations, we may be required to incur additional expenses in order to comply with these requirements, and we may not be able to comply with them in a timely manner or at all. In addition, the success of our compliance efforts may also be dependent on the success of healthcare participants in dealing with the standards. If we are unable to comply with regulations implementing HIPAA in a timely manner or at all, the sale of our products and our business could be harmed.

     The United States Food and Drug Administration, or "FDA", is responsible for assuring the safety and effectiveness of medical devices under the Federal Food, Drug and

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Cosmetic Act. Computer applications and software are considered medical devices and are subject to regulation by the FDA when they are indicated, labeled or intended to be used in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease, or are intended to affect the structure or function of the body. We do not believe any of our current products or services are subject to FDA regulation as medical devices; however, we plan to expand our product and service offerings into areas that may be subject to FDA regulation. We have no experience in complying with FDA regulations. Our compliance with such FDA regulations could prove to be time consuming, burdensome and expensive, which could adversely affect our ability to introduce new applications or services in a timely manner.

     In addition, we may become subject to additional government regulations in connection with our changing product strategy. Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. Laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, pricing, content, copyrights, distribution and characteristics, and quality of products and services. Because of the increasing use of the Internet as a communication and commercial medium, the government has adopted and may adopt additional laws and regulations with respect to the Internet covering such areas as user privacy, pricing, content, taxation, copyright protection, distribution and characteristics and quality of production and services.

CHANGES IN STATE AND FEDERAL LAWS RELATING TO CONFIDENTIALITY OF PATIENT MEDICAL RECORDS COULD LIMIT OUR CUSTOMERS' ABILITY TO USE OUR SERVICES.

     We cannot assure you that changes to state or federal laws will not materially restrict the ability of healthcare providers to submit information from patient records using our applications. Such restrictions would decrease the value of our applications to our customers, which could materially harm our business. The confidentiality of patient records and the circumstances under which records may be released for inclusion in our databases are subject to substantial regulation by state governments. These state laws and regulations govern both the disclosure and the use of confidential patient medical record information. Although compliance with these laws and regulations is at present principally the responsibility of the healthcare provider, regulations governing patient confidentiality rights are evolving rapidly. Additional legislation governing the dissemination of medical record information has been proposed at both the state and federal level. This legislation may require holders of this information to implement security measures. Such legislation might require us to make substantial expenditures to implement such measures.

CHANGES IN THE REGULATORY AND ECONOMIC ENVIRONMENT IN THE HEALTHCARE INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS.

     The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the purchasing practices and operation of healthcare organizations. Changes in current healthcare financing and reimbursement systems could require us to make unplanned enhancements of applications or services, or result in delays or cancellations of orders or in the revocation of endorsement of our services by our strategic partners and others. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise

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change the environment in which healthcare industry participants operate.
Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in our applications and services.

COMPETITION COULD REDUCE REVENUE FROM OUR PRODUCTS AND SERVICES.

     Our principal competitors include both national and regional practice management systems vendors. Currently, the practice management systems industry in the United States is characterized by a large number of relatively small, regionally-focused companies, comprising a highly fragmented industry with only a few national vendors. Smaller, regionally-focused companies typically market their products to a single practice specialty. Until recently, larger, national vendors have targeted primarily large healthcare providers. We believe that the larger, national vendors may broaden their markets to include both small and large healthcare providers. The healthcare information technology industry is consolidating, which has resulted in large, well-capitalized companies that have not historically been providers of practice management systems entering into the practice management systems market. In addition, we compete with national and regional providers of computerized billing, insurance processing and record management services to healthcare practices. As the market for our products and services expands, additional competitors are likely to enter this market. We believe that the primary competitive factors in our markets are:

     - product features and functionality;

     - customer service, support and satisfaction;

     - price;

     - ongoing product enhancements; and

     - the reputation and stability of the vendor.

     Some national competitors have greater financial, development, technical, marketing and sales resources than InfoCure. If competition in the practice management systems industry intensifies, our results of operations may suffer and we may be required to lower the prices of our products and services.

OUR NEW PRODUCT STRATEGY AND SUBSCRIPTION PRICING MODEL WILL REQUIRE ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE.

     Our transition to the subscription pricing model will initially adversely impact our cash flow until subscription fees replace the decline in one-time revenue from license fees and hardware sales. In addition, we expect to incur increased marketing and sales expense in connection with the rollout of our ASP-delivered products and Internet solutions. Adequate financing for these needs may not be available to us.

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                                USE OF PROCEEDS

     The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of the shares from the selling stockholders.

                              SELLING STOCKHOLDERS

     The selling stockholders received, or will receive, their shares of common stock in transactions with InfoCure as follows:

     - 150,000 shares of common stock offered by this prospectus were issued to the shareholders of VitalWorks, Inc. in connection with InfoCure's acquisition of the assets of VitalWorks, Inc. on December 16, 1999;

     - 89,452 shares of common stock offered by this prospectus were issued to the shareholders of Unident Corporation in connection with InfoCure's acquisition of Unident Corporation on December 20, 1999;

     - 63,812 shares of common stock offered by this prospectus were issued to Kevin Kozlowski in connection with InfoCure's acquisition of Kevin J. Kozlowski, Inc. d/b/a Human Touch Software on December 20, 1999;

     - 25,524 shares of common stock offered by this prospectus were issued to the shareholders of InfoLogic, Inc. in connection with InfoCure's acquisition of InfoLogic, Inc. on December 20, 1999;

     - 53,850 shares of common stock offered by this prospectus were issued to the shareholders of Crunchy Frog Software, Inc. in connection with InfoCure's acquisition of Crunchy Frog Software, Inc. on December 22, 1999;

     - 92,689 shares of common stock offered by this prospectus were issued to the shareholders, or will be issued to employees, of Prism Data Systems, Inc. in connection with InfoCure's acquisition of Prism Data Systems, Inc. on December 28, 1999;

     - 103,581 shares of common stock offered by this prospectus were issued to the shareholders of CDL Healthcare Systems, Inc. in connection with InfoCure's acquisition of CDL Healthcare Systems, Inc. on December 30, 1999; and

     - up to 166,305 shares of common stock offered by this prospectus will be issued pursuant to the terms of a convertible note issued in connection with InfoCure's acquisition of The Healthcare Systems Division of The Reynolds and Reynolds Company on October 23, 1998.

     The shares of common stock offered by The Reynolds and Reynolds Company will be issued to The Reynolds and Reynolds Company pursuant to the terms of the convertible note. All of the remaining shares of common stock registered for sale pursuant to this prospectus are currently owned by, or will be issued to, the other selling stockholders. Messrs. Keene, Nelson, Friendt, Hoskins, Fiore, Kozlowski, Smith, Jones, DaCamara and Terry are currently employees of InfoCure, as are Ms. Fiore and Ms. Jones. Gary Weiner, a limited partner of GW & SBW, Ltd., is currently an employee of InfoCure.

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     The table below sets forth information known to us with respect to beneficial ownership of our common stock as of May 22, 2000 by each selling stockholder. The table below assumes that the selling stockholders sell all of the shares. Since each selling stockholder may choose not to sell his or her shares, we are unable to state the exact number of shares that actually will be sold.

     Information with respect to "beneficial ownership" shown below is based on information supplied by the respective beneficial owner. For purposes of calculating the percentage beneficially owned, the shares of common stock deemed outstanding include:

     - 33,486,598 shares outstanding as of May 18, 2000; and

     - shares issuable by us within 60 days pursuant to options, warrants and convertible securities held by the respective person ("Derivative Securities").

     Derivative Securities are deemed to be outstanding and to be beneficially owned by the person holding the securities for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The mailing address of each beneficial owner is c/o InfoCure Corporation, 1765 The Exchange, Suite 500, Atlanta, Georgia 30339.

                              COMMON STOCK                              COMMON STOCK
                           BENEFICIALLY OWNED         COMMON         BENEFICIALLY OWNED
                         PRIOR TO THIS OFFERING    STOCK TO BE      AFTER THIS OFFERING
NAME AND ADDRESS OF      -----------------------   SOLD IN THIS     --------------------
BENEFICIAL OWNER          SHARES      PERCENTAGE     OFFERING       SHARES    PERCENTAGE
-------------------      --------     ----------   ------------     -------   ----------
Russell S. Keene.......   225,000         *           112,500       112,500       *
Hank F. Nelson.........    75,000         *            37,500        37,500       *
Glenn A. Friendt.......   123,840         *            30,960        92,880       *
Marc E. LaBaron........    44,961         *            11,241        33,720       *
Ronald L. Larson.......    16,424         *             4,106        12,318       *
First Commerce
  Bancshares...........    35,259         *             8,815        26,444       *
Greder Family Limited
  Partnership..........     7,646         *             1,912         5,734       *
M. James Ganser........    32,852         *             8,213        24,639       *
Mack E. Greder.........    67,807         *            16,952        50,855       *
Charles W. Hoskins.....    10,244         *             2,561         7,683       *
CWH Limited
  Partnership..........    18,763         *             4,691        14,072       *
Al and Joan Fiore......    90,752         *            22,688        68,064       *
John Pfeffele..........    11,344         *             2,836         8,508       *
Kevin J. Kozlowski.....   255,247         *            63,812       191,435       *
Brian A. Smith.........    71,800         *            35,900        35,900       *
Joel Kozikowski........    35,900         *            17,950        17,950       *
David Jones............   103,757         *            34,241        69,516       *
Susan Jones............   103,757         *            34,241        69,516       *
Paul Honan, M.D........     1,038         *               343           695       *
Joseph Todd Fry........    23,864         *            23,864             0       *
GW & SBW, Ltd..........    33,629         *            31,709         1,920       *
Richard Souviron.......    31,705         *            31,705             0       *
William DaCamara.......    21,510         *            19,590         1,920       *
Joel Schram............     5,774         *             5,774             0       *

                              COMMON STOCK                              COMMON STOCK
                           BENEFICIALLY OWNED         COMMON         BENEFICIALLY OWNED
                         PRIOR TO THIS OFFERING    STOCK TO BE      AFTER THIS OFFERING
NAME AND ADDRESS OF      -----------------------   SOLD IN THIS     --------------------
BENEFICIAL OWNER          SHARES      PERCENTAGE     OFFERING       SHARES    PERCENTAGE
-------------------      --------     ----------   ------------     -------   ----------
Mary B. and J. Darril
  Barnett..............       430         *               430             0       *
Richard Pozen..........       128         *               128             0       *
Marvin Braun...........       128         *               128             0       *
Bernard Cantor.........       256         *               256             0       *
Erin Cantor............       256         *               256             0       *
Curtis J. Flanagan,
  M.D..................       748         *               748             0       *
Edward and Lisa
  Goldman..............        64         *                64             0       *
Alan S. Graubert,
  M.D..................        64         *                64             0       *
Vlasta Grnja...........       128         *               128             0       *
Marsha Litman..........       256         *               256             0       *
Martin Hanan...........       384         *               384             0       *
Donald M. Mandelbaum...     1,075         *             1,075             0       *
Lawrence K. Mellgren...     1,585         *             1,585             0       *
Michael B. and Naida
  Schoenwald...........       491         *               491             0       *
David Schram...........        25         *                25             0       *
Mildred Shimmel........       102         *               102             0       *
Joel A. and J. Merle
  Schneider............       491         *               491             0       *
Steven R. and Jackie
  Poliakoff............       512         *               512             0       *
Robert and Ellen
  Pomerantz............       645         *               645             0       *
Ira and Sheri
  Schimmel.............        25         *                25             0       *
Lawrence and Lois
  Schimmel.............       102         *               102             0       *
Michael J. Schram......        25         *                25             0       *
John Sokolowicz........       128         *               128             0       *
Larry R. Tackett.......       748         *               748             0       *
Nathaniel S. and Linda
  M. Terry.............     1,345         *             1,345             0       *
Stephen I. Ticktin.....       256         *               256             0       *
Alan I. and Joanne
  Weiselburg...........        51         *                51             0       *
Jerrold and Jo-Ann
  Young................        51         *                51             0       *
Edward Zelnick.........     1,413         *             1,413             0       *

                              COMMON STOCK                              COMMON STOCK
                           BENEFICIALLY OWNED         COMMON         BENEFICIALLY OWNED
                         PRIOR TO THIS OFFERING    STOCK TO BE      AFTER THIS OFFERING
NAME AND ADDRESS OF      -----------------------   SOLD IN THIS     --------------------
BENEFICIAL OWNER          SHARES      PERCENTAGE     OFFERING       SHARES    PERCENTAGE
-------------------      --------     ----------   ------------     -------   ----------
Vladimir Grnja.........     2,548         *             2,548             0       *
David Seif.............       215         *               215             0       *
Mark Flitter...........       128         *               128             0       *
The Reynolds and
  Reynolds Company.....   300,000(1)      *           166,305(1)          0       *

-------------------------

* Less than one percent.
(1) Represents shares of common stock that may be issued to The Reynolds and Reynolds Company pursuant to the terms of a convertible note.

                              PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale from time to time by the selling stockholders of shares of common stock received by these holders in connection with certain acquisitions. We have registered the shares of common stock for sale to provide the selling stockholders with freely tradable securities, but registration of these shares does not necessarily mean we will issue any of the shares or that the selling stockholders will offer or sell the shares.

     OFFER AND SALE OF SHARES. Any of the selling stockholders may from time to time, in one or more transactions, sell all or a portion of the common stock in such transactions at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of such determination, may be higher or lower than the market price of the shares on The Nasdaq Stock Market or any other exchange on which the shares are traded. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a selling stockholder or from purchasers of shares for whom they may act as agents, and underwriters may sell shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one of more underwriters on a firm commitment or best-efforts basis. The selling stockholders, or their pledgees, donees, transferees or other successors in interest, may offer and sell their shares of common stock in the following manner:

     - on The Nasdaq Stock Market or other exchanges on which the common stock is listed at the time of sale;

     - in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price;

     - in underwritten offerings;

     - in privately negotiated transactions;

     - in a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     - a broker or dealer may purchase as principal and resell such shares for its own account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of the exchange; or

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     The selling stockholder may accept and, together with any agent of the selling stockholder, reject in whole or in part any proposed purchase of the shares of common stock offered by this prospectus. We will not receive any proceeds from the offering of shares by the selling stockholders.

     SUPPLEMENTAL PROSPECTUS REGARDING SALES. To the extent required, we will set forth in a prospectus supplement accompanying this prospectus, or, if appropriate, in a post-effective amendment, the following information: (1) the amount of the shares of common stock to be sold; (2) purchase prices; (3) public offering prices; (4) the names of any agents, dealers or underwriters; and (5) any applicable commissions or discounts with respect to a particular offer.

     COMPLIANCE WITH FOREIGN AND STATE SECURITIES LAWS. We have not registered or qualified the shares of common stock offered by this prospectus under the laws of any country, other than the United States. In certain states, the selling stockholders may not offer or sell their shares of common stock unless
(1) we have registered or qualified such shares for sale in such states or (2) we have complied with an available exemption from registration or qualification. Also, in certain states, to comply with such state securities laws, the selling stockholders can offer and sell their shares of common stock only through registered or licensed brokers or dealers.

     PAYMENT OF EXPENSES. We will pay substantially all of the expenses related to the registration of the shares of common stock offered by this prospectus. The selling stockholders will pay any sales commissions or other seller's compensation applicable to these transactions.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of the common stock offered by this prospectus will be passed upon for us by King & Spalding.

                                    EXPERTS

     The consolidated financial statements of InfoCure Corporation and its subsidiaries incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods as set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

     The financial statements of The Healthcare Systems Division of The Reynolds and Reynolds Company as of September 30, 1998 and 1997 and for the years ended September 30, 1998, 1997 and 1996 incorporated by reference in this prospectus from InfoCure Corporation's Registration Statement on Form S-3 (with respect to a public offering of 3,759,000 common shares), effective April 21, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements of Datamedic Holding Corp. and subsidiaries as of March 31, 1999 and 1998, and for each of the years in the three-year period ended March 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, or at its Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-732-0330 for further information on the operation of such public reference rooms. You also can request copies of such documents, upon payment of a duplicating fee, by writing to the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or obtain copies of such documents from the SEC's web site at http://www.sec.gov. Such reports, proxy statements and other information concerning us can also be inspected at the offices of the Nasdaq Stock Market's National Market, 9513 Key West Avenue, Rockville, Maryland 20850.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus and information that we file later with the SEC automatically will update and supersede such information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. These documents contain important business information about our company and its financial condition.

     1. Quarterly Report on Form 10-Q for the three months ended March 31, 2000.

     2. Annual Report on Form 10-K for the year ended December 31, 1999.

     3. The financial statements of The Healthcare Systems Division of The Reynolds and Reynolds Company included in InfoCure's Prospectus filed pursuant to Rule 424(b)(4) on April 22, 1999 which constitutes part of the Registration Statement on Form S-3 (No. 333-71109).

     4. Registration Statement on Form 8-A, with respect to a description of our common stock, as filed with the SEC on January 28, 1999.

     On request, we will provide, at no cost to each person who receives a copy of this prospectus, a copy of any or all of the documents incorporated by reference into this prospectus. We will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into this prospectus. Written or telephonic requests for such copies should be addressed to InfoCure's principal executive offices, attention:
Corporate Secretary, 1765 The Exchange, Suite 500, Atlanta, Georgia 30339, telephone number (770) 221-9990.

     You should rely only on the information provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state that prohibits such an offer. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the cover page of such documents.